UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Semmelhack, Henry P.
   Barrister Information Systems, Inc.
   465 Main Street

   Buffalo, NY  14203
2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)
3. I.R.S. Identification Number of Reporting Person, if an entity
   (Voluntary)

4. Statement for Month/Year
   03/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned
-------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans-
                                              action      action
                                              Date        Code
                                              (Month/
                                              Day/Year)   Code V
-------------------------------------------------------------------
Common Stock
Common Stock                                  03/19/98    G

Common Stock                                  03/11/98    G

-------------------------------------------------------------------
4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
  or Disposed of (D)            Securities         Indirect
                A               Beneficially   D   Beneficial
                or              Owned at       or  Ownership
  Amount        D  Price        End of Month   I
-------------------------------------------------------------------
                              210,786.00     D  Direct
4,686.00      D               0.00           I  by wife, tte dghtr (1)
3,100.00 (2)  D               0.00           I  by wife, tte son(3)

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
-----------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-
Security                       or Exercise     action         action
                               Price of        Date           Code
                               Derivative
                               Security                       Code  V
-----------------------------------------------------------------------

5)Number of Derivative            6)Date Exercisable and
  Securities Acquired (A)           Expiration Date
  or Disposed of (D)

  A                D                Exercisable  Expiration
-----------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1,3 and 7 through 11)
----------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
Security                       action    of Underlying
                               Date      Securities


                  -                      Title
----------------------------------------------------------------------
----------------------------------------------------------------------
                 8)Price     9)Number of   10) 11)Nature of
                  of Deri-    Derivative        Indirect
                  vative      Securities    D   Beneficial
Amount or         Security    Beneficially  or  Ownership
Number of                     Owned at      I
Shares                        End of Month
---------------------------------------------------------------------

Explanation of Responses:

(1)
Trust for benefit of daughter, Elizabeth. Mr. Semmelhack disclaims beneficial ownership of the shares held by his wife as trustee.
(2)
The reporting person no longer has a reportable beneficial interest in 1,500 shares of Comptek Research, Inc. owned by his son and previously held by his wife as trustee for his son. Mr. Semmelhack disclaims beneficial ownership of the shares held by his wife as trustee.
(3)
Trust for benefit of son, Erik, Mr. Semmelhack disclaims beneficial ownership of the shares held by his wife as trustee.

SIGNATURE OF REPORTING PERSON
/S/ By: Christopher A. Head, Esq.
    For: Henry P. Semmelhack
DATE